Yves Fortier, Chairman, Alcan Inc.

A bright future ahead

As Chairman of Alcan Inc., I am extremely proud of how Alcan and all of you have continued to conduct your business during the hectic last several months.

Following Alcoa's hostile takeover bid on May 7, our management team and Board of Directors had to be sure that we satisfied a broad range of stakeholder needs while considering the various options that presented themselves. After a thorough and rigorous process, we unanimously endorsed Rio Tinto's proposal as the one that best serves the interests of our shareholders, employees and the communities in which we operate. Now it's full steam ahead to become Rio Tinto Alcan.

Submissions to governmental and regulatory authorities are well under way and Rio Tinto's board is planning to hold its shareholder meetings in late September to finalize acceptance. Although it's "business as usual" for our growth projects, a Conduct of Business Committee will review all major business decisions until the transaction closes.

Dick Evans will chair a sub-committee of Rio Tinto's executive committee to oversee the integration, while the integration team itself will be led by Phillip Strachan, CFO, Rio Tinto Aluminium, and Jean-Christophe Deslarzes, Senior Vice President, Human Resources, Alcan Inc., who will announce senior appointments and integration teams in September.

There is a detailed process to be followed before the transaction is complete but so far, everything is proceeding smoothly. The two companies have very similar corporate cultures, including deep commitments to health, safety, the environment and community engagement. I am firmly convinced that is a great opportunity for all Alcan stakeholders, and I look forward to our bright future as Rio Tinto Alcan.

Yves Fortier

Chairman, Alcan Inc.